UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 Intraware, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.000l per share
                         (Title of Class of Securities)

                                    46118Ml03
                                 (CUSIP Number)

                                  Inder Tallur
                         ComVest Venture Partners, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), l3D-1(f) or 13d-l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46118103                     13D                   Page 2 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ComVest Venture Partners, LP (13-4124841)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,204,427
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,204,427

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,204,427

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.31%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46118103                     13D                   Page 3 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ComVest Management, LLC (06-1588640)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,204,427
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,204,427

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,204,427

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.31%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46118103                     13D                   Page 4 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Associates, LP (13-3467952)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    880
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    880

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     880

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46118103                     13D                   Page 5 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Management, LLC (75-3096361)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    880
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    880

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     880

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46118103                     13D                   Page 6 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Associates Group Holdings, LLC (01-0622406)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,238,799
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,238,799

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,799

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.37%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46118103                     13D                   Page 7 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Associates Liquidation, LLC (82-0541574)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46118103                     13D                   Page 8 of 15 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael S. Falk

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         137,101

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,238,799
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         137,101

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,238,799

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,375,900

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.63%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

        This Amendment No. 5 supplements and amends the Statement of Beneficial Ownership on Schedule 13D, dated April 2, 2001, as amended by Amendment No. 1 on
Schedule 13D/A dated December 17, 2001, as amended by Amendment No. 2 on
Schedule 13D/A dated May 24, 2002, as amended by Amendment No. 3 on Schedule 13D/A dated November 27, 2002, and as further amended by Amendment No. 4 on
Schedule 13D/A dated January 9, 2003 on behalf of ComVest Venture Partners, L.P. ("ComVest"), ComVest Management, LLC ("ComVest Management"), Michael Falk ("Falk") and Robert Priddy ("Priddy") (collectively, the "Schedule 13D"). This Amendment No. 5 supplements and amends the Schedule 13D as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 5 is being filed on behalf of ComVest, ComVest Management, Commonwealth Associates, L.P. ("Commonwealth"), Commonwealth Management, LLC ("Commonwealth Management"), Commonwealth Associates Group Holdings, LLC ("Group Holdings"), Commonwealth Associates Liquidation, LLC ("Liquidation"), and Falk, and relates to the Common Stock, par value $.000l per share ("Common Stock") of Intraware, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 25 Orinda Way, Orinda, California 94563.

Item 5.  Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a) ComVest may be deemed to be the beneficial owner of an aggregate of 1,204,427 shares of Common Stock, representing approximately 2.31% of the issued and outstanding shares of Common Stock of the Issuer, of which 481,599 shares are issuable upon exercise of April Placement Warrants, 57,227 are issuable upon exercise of May Placement Warrants and 7,500 shares are issuable upon exercise of May Agents Warrants.

        ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 1,204,427 shares of Common Stock, representing approximately 2.31% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

        Commonwealth may be deemed to be the beneficial owner of an aggregate of 880 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, of which 719 shares are issuable upon exercise of May Agents Warrants and 161 are issuable upon exercise of May Placement Warrants.

        Commonwealth Management, as the general partner of Commonwealth, may be deemed to beneficially own the 880 shares of Common Stock, representing less than one percent of the


                               Page 9 of 15 Pages
issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

        Group Holdings may be deemed to be the beneficial owner of an aggregate of 1,238,799 shares of Common Stock, representing approximately 2.37% of the issued and outstanding shares of Common Stock of the Issuer. Group Holdings may be deemed to beneficially own the 1,204,427 shares of Common Stock beneficially owned by ComVest, the 880 shares of Common Stock beneficially owned by Commonwealth and the 33,492 shares of Common Stock beneficially owned by Group Holdings (of which 6,089 shares are issuable upon exercise of May Placement Warrants and 27,403 shares are issuable upon exercise of May Agents Warrants).

        Falk may be deemed to be the beneficial owner of an aggregate of 1,375,900 shares of Common Stock, representing approximately 2.63% of the issued and outstanding shares of Common Stock of the Issuer. Falk may be deemed to beneficially own the 1,204,427 shares of Common Stock beneficially owned by ComVest, 880 shares of Common Stock beneficially owned by Commonwealth (of which 719 shares are issuable upon exercise of May Agents Warrants and 161 shares are issuable upon exercise of May Placement Warrants) and 33,492 shares of Common Stock beneficially owned by Group Holdings (of which 6,089 shares are issuable upon exercise of May Placement Warrants and 27,403 shares are issuable upon exercise of May Agents Warrants). In his capacity as Chairman and controlling equity owner of Group Holdings, Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities. In addition, Falk may be deemed to beneficially own 137,101 shares of Common Stock of the Issuer (of which 112,264 shares are issuable upon exercise of May Agents Warrants and 24,837 shares are issuable upon exercise of May Placement Warrants.

        Rosenbloom may be deemed to be the beneficial owner of 78,129 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, of which 61,826 shares are issuable upon conversion of 5,135 shares of B-1 Preferred Stock, 6,878 shares are issuable upon exercise of May Agents Warrants and 1,529 shares are issuable upon exercise of May Placement Warrants.

        Blue may be deemed to be the beneficial owner of 6,699 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, of which 5,481 shares are issuable upon exercise of May Agents Warrants and 1,218 shares are issuable upon exercise of May Placement Warrants.

        (b) Number of shares as to which each such person has:

               (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                              Page 10 of 15 Pages

                    Name                            Number of Shares
                    ----                            ----------------
                    Falk                                  137,101
                    Rosenbloom                             78,129
                    Blue                                    6,699

               (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

                      (i) Commonwealth, Commonwealth Management, Group Holdings and Falk may be deemed to share such voting and disposition powers with respect to the 880 shares of Common Stock beneficially held by Commonwealth.

                      (ii) ComVest, ComVest Management, Group Holdings and Falk may be deemed to share such voting and disposition powers with respect to the 1,204,427 shares of Common Stock beneficially held by ComVest.

                      (iii) Group Holdings and Falk may be deemed to share such voting and disposition powers with respect to the 33,492 shares of Common Stock beneficially held by Group Holdings.

        (c) In the past 60 days, the Reporting Persons made sales of shares of Common Stock in the open market as follows:


        NAME           TRANSACTION        DATE        NUMBER OF   PRICE PER
                                                        SHARES       SHARE
     ---------------------------------------------------------------------------

     ComVest               Sell           Apr. 23, 2003        24,000  $1.0000


     ComVest               Sell           Apr. 29, 2003        17,500  $1.0000


     ComVest               Sell           May 1, 2003          46,500  $1.0000


     ComVest               Sell           May 7 2003           92,324  $1.1700


     ComVest               Sell           May 7 2003        1,000,000  $1.0000


     ComVest               Sell           May 8, 2003          60,800  $1.1761


        (d) Not applicable.

        (e) Effective April 8, 2003, Com Vest ceased to be the beneficial owner of more than five percent of the securities of the Issuer. Effective April 17, 2003, Falk ceased to be the beneficial owner of more than five percent of the securities of the Issuer. Accordingly, the Reporting Persons are no longer subject to Rule 13d-1.

                              Page 11 of 15 Pages

Item 7.  Material to be Filed as Exhibits.

        1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.


                              Page 12 of 15 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 16, 2003           COMVEST VENTURE PARTNERS, LP

                                By:    ComVest Management, LLC, its
                                       general partner

                                By:    /s/ Michael S. Falk
                                       -----------------------------------------
                                       Name:  Michael S. Falk
                                       Title:  Manager

Dated:   May 16, 2003           COMVEST MANAGEMENT, LLC

                                By:    /s/ Michael S. Falk
                                       -----------------------------------------
                                       Name:  Michael S. Falk
                                       Title:  Manager

Dated:   May 16, 2003           COMMONWEALTH ASSOCIATES, LP

                                By:    Commonwealth Management, LLC, its
                                       general partner

                                By:    /s/ Inder Tallur
                                       -----------------------------------------
                                       Name:  Inder Tallur
                                       Title:  Secretary

Dated:   May 16, 2003           COMMONWEALTH MANAGEMENT, LLC


                                By:    /s/ Inder Tallur
                                       -----------------------------------------
                                       Name:  Inder Tallur
                                       Title:  Secretary

Dated:   May 16, 2003           COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC

                                By:    /s/ Michael S. Falk
                                       -----------------------------------------
                                       Name:  Michael S. Falk
                                       Title:  Chairman and Chief Executive
                                               Officer

Dated:   May 16, 2003           COMMONWEALTH ASSOCIATES LIQUIDATION, LLC

                                By:    Commonwealth Associates Management
                                       Company, Inc., its manager

                                By:    /s/ Inder Tallur
                                       -----------------------------------------
                                       Name:  Inder Tallur
                                       Title:  Secretary

Dated:   May 16, 2003           By:    /s/ Michael S. Falk
                                       -----------------------------------------
                                       Michael S. Falk

                                  EXHIBIT INDEX

1.      Joint Filing Agreement.